Act: 1934
Section: 12
Rule:
Public Availability: 6/25/2007



07069053

NO ACT
P.E 6-22-07

June 25, 2007

RECD S.E.C.
JUN 25 2007
1086

PROCESSED
JUL 1 0 2007
THOMSON
FINANCIAL

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: **InterDigital Communications Corporation**
Incoming letter dated June 22, 2007

Based on the facts presented, including the legal opinion that is part of your letter, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The reporting history of the Company under the Exchange Act may be taken into account to determine whether HoldingCo is eligible to use Form S-3 under the Securities Act, and to determine whether HoldingCo may furnish information in a Form S-4 under the Securities Act in the manner permitted for a company that is eligible to use Form S-3, as contemplated by General Instruction B.1.a. of Form S-4;

- Without necessarily agreeing with your analysis, the Division will not object if HoldingCo, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Company's currently effective registration statements on Form S-3 and currently effective registration statements on Form S-8 relating to the Stock Plans. Instead, HoldingCo may adopt the Company's registration statements pursuant to Rule 414 under the Securities Act by filing post-effective amendments to those registration statements;

- The Company's Exchange Act reporting history may be taken into account when determining HoldingCo's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act;

- Persons who receive HoldingCo Common Stock in exchange for Company Common Stock may take into account the periods during which they held the Company Common Stock for the purpose of calculating their holding periods for HoldingCo Common Stock pursuant to Rule 144(d) under the Securities Act;

- Average weekly reported trading volume in the Company's Common Stock during the time periods specified by Rule 144(e)(1) may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e);

- Persons who have filed statements on Schedule 13D or 13G under the Exchange Act reporting beneficial ownership of Company Common Stock will not be required to file additional or amended statements on Schedule 13D or 13G as a result of the Reorganization, provided that they note in their next subsequent filings of Schedule 13D or 13G that HoldingCo is the successor to the Company; and

- The Reorganization will be a succession for purposes of Rule 12g-3(a) under the Exchange Act and HoldingCo will be a large accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Your request for confidential treatment pursuant to 17 C.F.R. 200.81 has been granted for the earlier of (i) 120 days from the date of this letter; or (ii) such earlier date as the Reorganization described in your letter has been publicly disclosed.

Sincerely,



Carolyn Sherman
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2007

Mail Stop 3010

Robert A. Friedel
Pepper Hamilton LLP, Attorneys at Law
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103- 2799

RE: InterDigital Communications Corporation

Dear Mr. Friedel:

In regard to your letter of June 22, 2007, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Carol M. McGee, Deputy
Office of Chief Counsel

Pepper Hamilton LLP
Attorneys at Law

3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

Robert A. Friedel
direct dial: 215.981.4773
friedelr@pepperlaw.com

June 22, 2007

CONFIDENTIAL TREATMENT REQUESTED BY INTERDIGITAL COMMUNICATIONS CORPORATION UNDER RULE 81(b), 17 C.F.R. 200.81(b) (2003).

Via Federal Express
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: InterDigital Communications Corporation. – Holding Company Reorganization

Ladies and Gentlemen,

This letter supersedes and replaces our earlier letters dated January 9, 2007, March 14, 2007, April 16, 2007, June 6, 2007 and June 14, 2007. We are acting as counsel for InterDigital Communications Corporation, a Pennsylvania corporation (the "***Company***"), in connection with a proposed reorganization (the "***Reorganization***") of the corporate structure of the Company to create a new holding company. To effect the Reorganization, the Company will create a new first-tier subsidiary corporation ("***HoldingCo***"), which in turn will create a new direct subsidiary corporation ("***Merger Sub***"). Each subsidiary will be incorporated in Pennsylvania and will be wholly-owned, directly or indirectly, by the Company. The holding company organizational structure will be implemented by the merger (the "***Holding Company Merger***") of Merger Sub with and into the Company, as a result of which the Company will become a direct wholly-owned subsidiary of HoldingCo. As a result of the Holding Company Merger, the current public shareholders of the Company will become shareholders of HoldingCo., and the Company, as the surviving corporation of the Holding Company Merger, will be a wholly-owned subsidiary of HoldingCo. For purposes of this letter, the Company following the Holding Company Merger is sometimes referred to as "IDCC Sub."

The Holding Company Merger will be effected pursuant to Section 1924(b)(4) of the Pennsylvania Business Corporation Law of 1988, as amended (the "***PBCL***"), which permits effectuation of such a merger without a vote of the stockholders of either constituent corporation.

For a full discussion of the Reorganization and the Holding Company Merger, see "The Proposed Reorganization" below. As used herein, the term "Company" includes its subsidiaries and the term "Reorganization" includes the Holding Company Merger, the LLC Conversion (defined below) and the Subsidiary Reorganization (defined below).

On behalf of the Company, we respectfully request an interpretive opinion or a no-action letter from the Division of Corporation Finance (the "***Division***") with respect to certain issues raised by the Reorganization under the Securities Act of 1933, as amended (the "***Securities Act***"), and the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), and the rules and regulations promulgated under each.

Company Background Information

The Company designs and develops advanced digital wireless technologies and makes such technologies available for license to semiconductor companies, handset manufacturers and other equipment producers. The Company's technology offerings include patented inventions, know-how and other technical data related to the design and operation of digital wireless systems and products. The Company currently operates in three locations, two in the United States and one in Canada and employs approximately 355 people.

The Company has 100,000,000 authorized shares of common stock, par value $0.01 per share (the "***Company Common Stock***"). At March 31, 2007, there were 52,984,946 shares of Company Common Stock issued and outstanding, not including shares held in treasury, held by 1,406 holders of record. The aggregate market value of these shares of Company Common Stock at March 31, 2007, was $1.7 billion. The Company Common Stock is registered under Section 12(b) of the Exchange Act and is currently traded on the Global Select Market of The NASDAQ Stock Market LLC ("***NASDAQ***"). Pursuant to a shareholder rights plan, the Company has also issued rights to purchase the Company's Series B Junior Participating Preferred Stock or Company Common Stock upon the occurrence of certain events specified in the rights plan ("***Stock Purchase Rights***"). These Stock Purchase Rights are registered under Section 12(g) of the Exchange Act and are attached to each share of Company Common Stock. In addition, the Company has 14,398,600 authorized shares of Preferred Stock, par value $0.10, none of which is currently outstanding.

The Company maintains a number of stock related plans under which shares of Company Common Stock are offered and sold to some or all of the following groups, depending on the plan: directors, officers, employees and consultants (collectively, the "***Stock Plans***"). Included among the stock plans are an employee stock purchase plan, a 401(k) plan and a number of plans under which stock options and restricted stock are granted. The Company currently has in effect registration statements on Form S-8 with respect to each of the Stock Plans. In addition, the

Company currently has in effect registration statements on Form S-3. Exhibit A contains a complete list of all of the Company's currently effective registration statements on Form S-3 and Form S-8.

The Company is current in all of its reporting requirements under Sections 13, 14 or 15(d) of the Exchange Act, and the Company has filed in a timely manner all reports required to be filed thereunder during the past 12 months.

The Proposed Reorganization

The Company proposes to reorganize its operations into a holding company structure whereby the Company will become a direct wholly-owned subsidiary of HoldingCo. The Company has devoted substantial time and resources to develop a new holding company structure which addresses certain inefficiencies identified in its current corporate structure and certain needs of the Company going forward. The end result of this extensive internal effort, which was thoroughly reviewed by management, outside counsel and outside accountants and approved by the Board of Directors contingent upon receipt of all necessary approvals, was a decision to create a holding company structure. The primary advantage of the holding company structure to the Company is the resulting separation of the public company from the operating entity. This separation affords the opportunity to create a new tier of subsidiaries and the ability for the new public holding company to directly hold stock in subsidiaries outside of the operating entity. (Without the holding company structure, any new companies formed would have to be subsidiaries of the operating entity.) This key feature of the holding company structure allows the company to address most of the identified weaknesses in its corporate structure as well as the needs of the Company going forward. This holding company structure is preferable to the existing corporate structure of the Company because it creates a more flexible and effective structure which will enhance shareholder value in a variety of ways. The holding company structure is preferable because it, among other attributes:

- Creates focused business units in semi-conductor, patent and advanced research areas which can more effectively support our product initiative and overall business strategy;
- Cleanly separates Engineering, Patent and Management functions of Company which will more effectively support operational and administrative efficiencies going forward;
- Provides additional liability protection for the Company's overall assets by placing the patent and engineering units in parallel chains of ownership rather than a vertical ownership structure;

CONFIDENTIAL TREATMENT REQUESTED BY INTERDIGITAL COMMUNICATIONS CORPORATION UNDER RULE 81(b), 17 C.F.R. 200.81(b) (2003).

- Positions the company to maximize value of certain intellectual property developed or acquired by newly formed sister companies;
- Facilitates segregation of the patent portfolio based on existing, newly developed and acquired intellectual property and provides efficiencies in licensing strategies going forward;
- Permits flexibility:
  - (i) To create, acquire, and maintain separately focused business entities;
  - (ii) For future individualized branding; and
  - (iii) To facilitate any desirable spin-off of developed or acquired entities and technologies;
- Allows for additional separation of the existing business entities that hold and license the patents ("***Patent Companies***") from other operations (e.g., the engineering business) consistent with requirements of taxing authorities; and
- Permits more tax efficient movement of cash between the Patent Companies and the engineering business.

After it was established, for all of the above stated reasons, that the holding company structure best suited the goals and needs of the Company, further analyses led to a refinement to accomplish all of those goals in the most tax efficient manner possible. The Company was advised that the operating company should be an LLC, which is a "disregarded entity" for federal income tax purposes, and that this refinement is permitted under the applicable states' laws, and would have no adverse impact.

Delaware corporate law, but not Pennsylvania corporate law, permits such a conversion, which is one necessary step to achieve the objectives discussed herein. Once the Company is a wholly owned subsidiary of the public parent company it would become a Delaware corporation and then, pursuant to the overall plan to achieve the holding company structure, efficiently convert from a corporation to a limited liability company pursuant to Delaware law and finally to a Pennsylvania limited liability company. Conversion of the operating company from a corporation to an LLC was not and is not a separate goal or purpose of the new holding company structure; it is merely an incidental step taken in an effort to create the most effective and efficient corporate structure and to do so in way that mitigates tax and other concerns.

The Company could accomplish the goals the Reorganization without taking the additional step of converting the wholly-owned operating company to an LLC by either doing a forward merger into a newly-created Pennsylvania LLC or simply making dividends directly from a C corporation. However, as stated above these alternatives could create certain tax obligations and third party contract issues which would not be created if the operating company converts to an LLC. Moving forward without converting the operating company to an LLC is not the best lawful structure for the Company or its shareholders. The structure as proposed by the Company is clearly preferable and is the best lawful structure for the Company and its shareholders.

To effect the Reorganization, the Company will cause HoldingCo to be incorporated as a wholly-owned subsidiary of the Company and Merger Sub to be incorporated as a wholly-owned subsidiary of HoldingCo. Prior to the Reorganization, each of HoldingCo and Merger Sub will have a nominal amount of stock outstanding and will have no business or properties of its own. Under the terms of an Agreement and Plan of Merger among the Company, HoldingCo and Merger Sub (the "***Holding Company Merger Agreement***"), Merger Sub will, pursuant to Section 1924(b)(4) of the PBCL, be merged with and into the Company, which will be the corporation surviving the Merger, and the separate corporate existence of Merger Sub will cease. Pursuant to the terms of the Holding Company Merger Agreement:

(i) each share of Company Common Stock issued and outstanding immediately prior to the Holding Company Merger will be converted into a share of HoldingCo common stock having the same designations, rights, powers and preferences, and the qualifications, limitations and restrictions thereof, as the shares of Company common stock so converted ("***HoldingCo Common Stock***");

(ii) each share of Company Common Stock that was issued and previously held in the treasury of the Company, having been contributed to the capital of HoldingCo immediately prior to the Holding Company Merger, will be converted into a share of HoldingCo Common Stock;

(iii) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Holding Company Merger will be converted into a share of common stock of IDCC Sub; and

(iv) each share of capital stock of HoldingCo issued and outstanding immediately prior to the Holding Company Merger will be canceled and retired.

HoldingCo will be a holding company, organized as a Pennsylvania corporation, and will have substantially identical Articles of Incorporation and Bylaws to the Company's current

Articles of Incorporation and Bylaws. In addition, the Board of Directors and executive officers of HoldingCo will be identical to the Board of Directors and executive officers of the Company. HoldingCo will assume the Company's employee benefit plans, including the Stock Plans, and under the terms of the Stock Plans, the stock-based awards outstanding under the Stock Plans will become exercisable for, or represent the right to receive, shares of HoldingCo Common Stock. As a result of the Holding Company Merger and the balance of the Reorganization, neither the business conducted by HoldingCo and IDCC Sub in the aggregate, nor the consolidated assets and liabilities of HoldingCo and IDCC Sub, will change from the Company's business as it is currently conducted or the assets and liabilities currently held by the Company.

Pursuant to Section 1924(b)(4) of the PBCL, the Company is not required to seek shareholder approval of the Holding Company Merger Agreement, and the Company will not seek such shareholder approval. Furthermore, pursuant to Section 1930 of the PBCL, the Company's shareholders will not be entitled to dissenters' rights upon implementation of the Holding Company Merger. HoldingCo will be the successor to the Company for purposes of the outstanding Stock Purchase Rights, such that each share of HoldingCo common stock will be accompanied by an attached Stock Purchase Right containing the same terms and conditions as the current Stock Purchase Rights.

Immediately following the Holding Company Merger, IDCC Sub will first be converted from a Pennsylvania corporation into a Delaware corporation, then from a Delaware corporation into a Delaware limited liability company and finally from a Delaware limited liability company into a Pennsylvania limited liability company (the "***LLC Conversion***"). As a result of these steps, each of which is permitted in accordance with specific statutory provisions under the PBCL or the Delaware General Corporation Law, IDCC Sub will be converted from a wholly-owned Pennsylvania corporation subsidiary of HoldingCo into a wholly-owned Pennsylvania limited liability company subsidiary of HoldingCo. The LLC Conversion allows for the Subsidiary Reorganization (defined below), a necessary step in achieving the holding company structure, to be conducted in a tax efficient manner. Because a wholly-owned limited liability company is a disregarded entity for federal tax purposes, the Subsidiary Reorganization can be carried out without triggering deferred intercompany gains for federal tax purposes that would otherwise have resulted. Thus, having IDCC convert from a Pennsylvania corporation to a Pennsylvania limited liability company is not the sole, the primary or even a secondary "purpose" of the Reorganization. Rather, it is a necessary technical step in reorganizing the Company into a holding company structure in the most tax-efficient manner possible.

The final step of the Reorganization required to achieve the holding company structure is for certain subsidiaries of the Company to be dividended from IDCC Sub to HoldingCo

CONFIDENTIAL TREATMENT REQUESTED BY INTERDIGITAL COMMUNICATIONS CORPORATION UNDER RULE 81(b), 17 C.F.R. 200.81(b) (2003).

so as to change from being indirect wholly-owned subsidiaries of HoldingCo to being direct wholly-owned subsidiaries of HoldingCo (the "***Subsidiary Reorganization***"). Though subsidiaries of the Company will be moved upward in the organization as a result of the Subsidiary Reorganization, the Reorganization does not contemplate any of the subsidiaries to be merged with or otherwise combined with each other or with HoldingCo or IDCC sub, nor does it contemplate for any assets (other than 100% of the stock of the subsidiaries being dividended to HoldingCo as part of the Subsidiary Reorganization) to be transferred between or among HoldingCo, IDCC Sub or any other subsidiary. Except for the ownership interests in the dividended subsidiaries, all of the operations, assets and liabilities of the Company prior to the commencement of the Reorganization will remain with the Company after it becomes IDCC Sub at the end of the Subsidiary Reorganization. On a consolidated basis the assets and liabilities of HoldingCo at the end of the Reorganization will be the same as the consolidated assets and liabilities of the Company prior to the commencement of the Reorganization.

HoldingCo will issue a press release close in time to the Reorganization and will timely file a Current Report on Form 8-K announcing the Reorganization.

Discussion

The Division has issued several other no-action letters in the past for transactions that are similar in substance and results to the Company's Reorganization. These include the Hecla Mining Company no-action letter (available October 31, 2006), the Matria Healthcare, Inc. no-action letter (available February 10, 2005), the Ampco-Pittsburgh Corporation no-action letter (available January 22, 2004), the Crown, Cork & Seal Company, Inc. no-action letter (available February 25, 2003), the Nortel Networks Corporation no-action letter (available April 28, 2000), the IPC Information Systems, Inc. no-action letter (available May 20, 1999), the Northwest Airlines Corporation no-action letter (available December 16, 1998), the Washington Mutual Savings Bank no-action letter (available August 22, 1994), the Viking Freight System no-action letter (available June 9, 1986) the Par Pharmaceutical, Inc. no-action letter (available June 19, 1991) and the Natomas Company no-action letter (available March 21, 1980). All of the transactions discussed in the above-mentioned no-action letters involved the creation of a publicly traded holding company out of a publicly traded corporation, pursuant to a state statute that did not require shareholder approval or permit dissenters' or appraisal rights.

No Effect on Shareholders' Rights

Upon consummation of the Reorganization, the former Company shareholders will enjoy the same rights and privileges upon their ownership of the HoldingCo stock as they did prior to the transaction. The following aspects of HoldingCo and the Company will remain the same

CONFIDENTIAL TREATMENT REQUESTED BY INTERDIGITAL COMMUNICATIONS CORPORATION UNDER RULE 81(b), 17 C.F.R. 200.81(b) (2003).

before and after the Reorganization: the articles of incorporation, the bylaws, the management, the voting rights, the percentage of ownership, the consolidated financial position, the consolidated financial statements, and the consolidated business operations.

No Federal or State Tax Effect on Shareholders

The Board of Directors of the Company will make a determination that the Reorganization will not have any significant federal, Delaware state or Pennsylvania state tax effects on the shareholders of the Company.

No Shareholder Approval is Required

We have attached hereto a copy of a legal opinion our firm has rendered to the Company, relating to the absence of any requirement for shareholder approval of the Reorganization.

Securities Act Registration

We have noted that in other no-action letters relating to past transactions, the Division has taken the position that it will not respond to requests regarding whether registration under the Securities Act would be required and therefore have not included such a request in this letter, nor are we seeking any confirmation from the Division that it concurs in our opinion that no offer or sale of HoldingCo securities is being made to the securityholders of the Company in connection with the Reorganization.

Request

On behalf of the Company, we respectfully request that the Division will not recommend that enforcement action be taken by the Securities and Exchange Commission with respect to each of the following matters discussed below.

Registration Forms Status

We respectfully request that the status of the Company prior to the consummation of the Holding Company Merger be considered in determining whether the requirements for the use of Form S-3 under the Securities Act are met by HoldingCo as a successor registrant for the purpose of HoldingCo's eligibility to use Form S-3 or for the purpose of determining whether HoldingCo "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 under the Securities Act.

CONFIDENTIAL TREATMENT REQUESTED BY INTERDIGITAL COMMUNICATIONS CORPORATION UNDER RULE 81(b), 17 C.F.R. 200.81(b) (2003).

A successor registrant will be deemed to have met the conditions for eligibility to use Form S-3 pursuant to General Instruction I.A.7 to Form S-3 under the Securities Act if (i) its predecessor and the successor registrant, when taken together, meet the conditions in General Instructions I.A.1, 2, 3 and 5 to Form S-3, (ii) the succession was primarily for the purpose of forming a holding company, and (iii) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. In accordance with General Instruction I.A.7 to Form S-3, HoldingCo will be created primarily for the purpose of forming a holding company, the consolidated assets and liabilities of HoldingCo immediately after the effective time of the Holding Company Merger, as well as immediately following the balance of the Reorganization, will be the same as the consolidated assets and liabilities of the Company immediately prior thereto, HoldingCo will be engaged in the same business as the Company and HoldingCo will succeed to the Company as the new public holding company for the consolidated group. As a consequence of the Reorganization, HoldingCo will represent the same consolidated financial position and total enterprise value as the Company immediately prior to the Reorganization. Consistent with the Division's findings in the Hecla Mining Company, Matria Healthcare, Inc. and Northwest Airlines Corporation no-action letters, our opinion is that HoldingCo is a successor issuer and that the prior activities of the Company should be included in determining whether HoldingCo is eligible to use Form S-3 or "meets the requirements for use of Form S-3" as such phrase is used in the General Instructions of Form S-4 under the Securities Act.

Rule 414 and Currently Effective Registration Statements

For purposes of Rule 414 under the Securities Act, we respectfully request that the Company's currently effective registration statements on Form S-8 and Form S-3 listed on Exhibit A be deemed to be HoldingCo's registration statements, based on HoldingCo's status as a "successor issuer," for the purpose of continuing the offering thereunder.

Pursuant to Rule 414, the Company's registration statements on Forms S-8 and S-3 can be deemed to be the registration statements of HoldingCo for the purpose of continuing the offerings if (i) HoldingCo succeeded the Company for the purpose of changing the Company's form of organization, and (ii) the conditions set forth in Rule 414 are satisfied. In our opinion, the Company's registration statements on Form S-8 and on Form S-3 may be deemed to be the registration statements of HoldingCo as the successor issuer for the purpose of continuing the offering thereunder, because the Holding Company Merger will have the effect of changing the Company's form of organization, and the Holding Company Merger and the resulting HoldingCo substantially meet all the other conditions enumerated in Rule 414.

Rule 414(a) requires that, immediately prior to the succession, the successor issuer have no assets or liabilities other than nominal assets or liabilities. As previously noted, in

CONFIDENTIAL TREATMENT REQUESTED BY INTERDIGITAL COMMUNICATIONS CORPORATION UNDER RULE 81(b), 17 C.F.R. 200.81(b) (2003).

connection with the Holding Company Merger, HoldingCo will own shares of Company Common Stock that are currently held by the Company as treasury shares. The transfer of treasury shares to HoldingCo prior to the Holding Company Merger will allow HoldingCo's ownership of treasury shares after the Holding Company Merger to match the Company's ownership immediately prior to the Holding Company Merger. Other than the shares of Company Common Stock, immediately prior to the succession HoldingCo will have no assets or liabilities other than nominal assets or liabilities. While the ownership of shares of Company Common Stock by HoldingCo in the Holding Company Merger is not explicitly covered by Rule 414(a), we believe that such ownership of stock, when used to preserve a consistent capital structure for HoldingCo, should not affect the availability of Rule 414. We note that the Division granted relief with respect to Rule 414 in similar situations. See the American Eagle Outfitters, Inc. no-action letter (available March 29, 1999).

Rule 414(b) requires the successor issuer to acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. In the Holding Company Merger, HoldingCo will not directly acquire all of the assets and directly assume all of the liabilities and obligations of the Company. However, in keeping with the spirit of Rule 414, on a consolidated basis HoldingCo will have the same assets and liabilities as the Company immediately prior to the Holding Company Merger by reason of its direct ownership of the common stock of IDCC Sub and its indirect ownership of the common stock of the subsidiaries of IDCC Sub. We believe that, although not technically in compliance, this continuity of ownership is consistent with the purpose of Rule 414. We note that the Division granted relief with respect to Rule 414 in similar situations. See the Ampco-Pittsburgh Corporation and Crown, Cork & Seal Company, Inc. no-action letters.

HoldingCo will file amendments to the above-referenced registration statements adopting such statements as its own for all purposes of the Securities Act and the Exchange Act, as contemplated by Rule 414(d). In accordance with Rule 414(d), such amendments will set forth any additional information necessary to reflect any material changes made in connection with or resulting from the Reorganization or necessary to keep the registration statement from being misleading in any material respect.

Rule 414(c) anticipates shareholder approval of the Holding Company Merger Agreement. However, under the PBCL shareholder approval is not required and therefore will not be sought. We note that in several reorganizations that did not meet the technical requirements of Rule 414(c), the Division has nonetheless taken a no-action position. This conclusion is supported by the fact that, in substance, the effect of a holding company reorganization is economically and substantively identical to a change in form or reorganization pursuant to plans that meet the requirements of Rule 414(c), provided that:

CONFIDENTIAL TREATMENT REQUESTED BY INTERDIGITAL COMMUNICATIONS CORPORATION UNDER RULE 81(b), 17 C.F.R. 200.81(b) (2003).

(i) stockholders receive securities of the same class evidencing the same proportional interests in the successor issuer as those they hold in the issuer;

(ii) the business of the issuer will not change as a result of the reorganization;

(iii) the board of directors and officers of the successor issuer will be identical to the board of directors and officers of the issuer immediately prior to the reorganization;

(iv) the rights and interests of the holders of the successor issuer's common stock will be substantially the same as those they had as holders of the issuer's common stock:

(v) immediately following the reorganization, the successor issuer will have substantially the same assets and liabilities as the issuer on a consolidated basis; and

(vi) the successor issuer assumes all of the obligations, liabilities and commitments of the issuer under the stock option and other employee benefit plans.

All of the foregoing considerations will be satisfied by the Reorganization. Therefore the rights and interests of the Company's shareholders will not be impaired pursuant to the Reorganization. We note that the Division granted relief with respect to Rule 414(c) in similar reorganizations, see the Toys "R" Us no-action letter (available December 1, 1995) and in other transactions with similar issues, see The Bon-Ton Stores, Inc. no-action letter (available July 14, 1995).

We further believe that the steps in the Reorganization that follow the Holding Company Merger, namely the LLC Conversion and the Subsidiary Reorganization, should not affect the availability of Rule 414. There will be no change to the consolidated assets or liabilities of HoldingCo as a result of the LLC Conversion and the Subsidiary Reorganization. These further steps serve only to change the form and jurisdiction of organization of a wholly-owned subsidiary of HoldingCo and to change certain subsidiaries from indirect, wholly-owned to direct, wholly-owned subsidiaries. They have no effect on HoldingCo's consolidated assets or liabilities.

Public Information Requirements under Rule 144(c)(1)

We respectfully request that the prior activities of the Company may be taken into account in determining whether HoldingCo has complied with the current public information requirements of subsection (c)(1) of Rule 144 under the Securities Act.

We believe that the Company's prior disclosure and actions should be considered when determining if HoldingCo has adequately complied with Rule 144(c)(1) for the sale of restricted securities of HoldingCo. As HoldingCo will comprise the same business and operations after the Reorganization as the Company did before the Reorganization, the consolidated assets and liabilities of HoldingCo immediately after the Reorganization will be the same as the consolidated assets and liabilities of the Company immediately prior thereto and the Company has been subject to, and complied with, the reporting requirements of Sections 13 or 15(d) of the Exchange Act for more than one year, we believe that for purposes of Rule 144, the prior reporting activities of the Company should be included for purposes of determining whether HoldingCo has complied with the public information requirements of Rule 144(c)(1). We note that in the Ampco-Pittsburgh Corporation, Crown, Cork & Seal Company, Inc. and Halliburton Company no-action letters, the Division granted a request for no action based on a similar premise.

Tacking for Purposes of Rule 144(d)

We respectfully request that the holders of HoldingCo Common Stock after the Reorganization be permitted to tack the periods during which they held Company Common Stock for purposes of satisfying the holding period requirements of subsection (d) of Rule 144.

We believe that the shareholders of HoldingCo may tack the periods during which they held Company Common Stock for Rule 144(d) holding purposes because (i) HoldingCo Common Stock will be issued solely in exchange for Company Common Stock, (ii) the shareholders will receive securities of the same class and in the same proportions as exchanged, (iii) HoldingCo will be recently formed, will not have any significant assets immediately after the Holding Company Merger other than shares of Company Common Stock and will have substantially the same assets and liabilities on a consolidated basis as the Company had prior to the Holding Company Merger, and (iv) the rights and interests of the holders of HoldingCo Common Stock will be substantially the same as the rights and interests of the Company's current common stockholders. We note that in the Hecla Mining Company no-action letter and the El Paso Natural Gas Company no-action letter (available May 21, 1998), the Division granted a request for no action based on a similar premise.

Furthermore, we note that in Release No. 33-6862 (April 23, 1990) the Staff expressly stated that its interpretative position was that "a transaction effected solely for the purposes of forming a holding company will be deemed a 'recapitalization' within the meaning of [Rule 144(d)(3)(i)]; therefore, the holding period of the holding company's securities may be tacked to that of the predecessor operating company's securities." Because the purpose of the Reorganization is solely to form a holding company structure, we are of the opinion that the Holding Company Merger should be classified as a "recapitalization," and thus pursuant to Rule

CONFIDENTIAL TREATMENT REQUESTED BY INTERDIGITAL COMMUNICATIONS CORPORATION UNDER RULE 81(b), 17 C.F.R. 200.81(b) (2003).

144 (d)(3)(i) the shareholders of HoldingCo may tack the periods during which they held Company Common Stock.

To fully realize the benefits of the Reorganization, following the completion of the Holding Company Merger, as part of the Subsidiary Reorganization, companies that were subsidiaries of the Company will be moved upward within HoldingCo's consolidated corporate structure to become sister companies of IDCC Sub under the common ownership of HoldingCo. As a result, these indirect, wholly-owned subsidiaries will become direct, wholly-owned subsidiaries of HoldingCo. It is our opinion that this should not alter the favorable Rule 144(d) holding period tacking result discussed above and that holders of HoldingCo Common Stock may still tack the periods during which they held Company Common Stock because (i) in the Holding Company Merger, which will have been completed prior to the Subsidiary Reorganization, (a) HoldingCo Common Stock will have been issued solely in exchange for Company Common Stock and (b) the shareholders will have received securities of the same class and in the same proportions as exchanged, (ii) HoldingCo will have been recently formed, will not have any significant assets immediately after the Subsidiary Reorganization other than shares of IDCC Sub Common Stock and the ownership interests of other companies that it already indirectly owned prior to the Subsidiary Reorganization and will have the same assets and liabilities on a consolidated basis as the Company had prior to the Holding Company Merger and Subsidiary Reorganization, and (iii) the rights and interests of the holders of HoldingCo Common Stock will be the same as the rights and interests of the current holders of Company Common Stock. We note that in the Morgan, Olmstead, Kennedy & Gardner Capital Corporation no action letter (available January 8, 1988), which, as with the Reorganization, involved a holding company reorganization that included the movement of certain subsidiaries underneath the newly formed holding company, the Division granted a request for no action based on an analogous theory and set of facts.

Volume Limitations under Rule 144(e)

We respectfully request that for purposes of Rule 144(e), the average weekly reported volume of trading in Company Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the effective time of the Holding Company Merger may be taken into account by holders of HoldingCo Common Stock in determining the applicable limitation on the amount of stock that may be sold in compliance with Rule 144(e)(1) and (2).

As discussed above, HoldingCo will comprise the same business and operations after the Reorganization as the Company did before the Reorganization, the consolidated assets and liabilities of HoldingCo immediately after the Reorganization will be the same as the consolidated assets and liabilities of the Company immediately prior thereto and the Company has been subject to, and complied with, the reporting requirements of Sections 13 or 15(d) of the Exchange Act for more than one year. For the foregoing reasons and because HoldingCo Common Stock will be issued solely in exchange for Company Common Stock, the shareholders will receive securities of the same class and in the same proportions as exchanged, and the rights and interests of the holders of HoldingCo Common Stock will be substantially the same as the rights and interests of the Company's current common stockholders, it is our opinion that for purposes of Rule 144(e), the average weekly reported volume of trading in Company Common Stock during the time periods specified in Rule 144(e)(1) occurring immediately prior to the effective time of the Holding Company Merger may be taken into account by holders of HoldingCo Common Stock in determining the applicable limitation on the amount of stock that may be sold in compliance with Rule 144(e)(1) and (2). Furthermore, because HoldingCo Common Stock will be issued solely in exchange for Company Common Stock, the shareholders will receive securities of the same class and in the same proportions as exchanged, and the rights and interests of the holders of HoldingCo Common Stock will be substantially the same as the rights and interests of the Company's current common stockholders. Our opinion is consistent with the previous determination of the Division in the Equitable Resources, Inc. no-action letter (available April 25, 2007), the Johnson Controls, Inc. no-action letter (available January 28, 2005) and the El Paso Natural Gas Company no-action letter.

Schedule 13D and Schedule 13G Filers

We respectfully request that persons who have filed Schedules 13D or 13G reporting ownership interests in the Company's capital stock will not be required to file any additional or amended statements or forms as a consequence of the Holding Company Merger, but may note in their next filings that HoldingCo is the successor issuer to the Company.

Owners of the Company's stock who have filed Schedules 13D or 13G are required to amend those schedules upon a material change in their ownership. Because HoldingCo will be the same company on a consolidated basis as the Company was prior to the Reorganization and the relative ownership percentages of owners of the Company's stock will not change as a result of the Holding Company Merger or the balance of the Reorganization, we believe that persons who have filed a Schedule 13D or 13G disclosing the acquisition of the Company's securities should not be required to file a new or amended Schedule 13D or 13G. Such persons who have filed a Schedule 13D or 13G should be required, however, to state in their next amendment to such schedules, that HoldingCo is deemed to be the successor issuer for purposes of filings under Section 13(d). We note that the Division granted a request for no action in the Hecla Mining Company, Ampco-Pittsburgh Corporation, Crown, Cork & Seal Company, Inc. and Halliburton Company no-action letters based on an analogous theory and set of facts.

CONFIDENTIAL TREATMENT REQUESTED BY INTERDIGITAL COMMUNICATIONS CORPORATION UNDER RULE 81(b), 17 C.F.R. 200.81(b) (2003).

Registration pursuant to Section 12 of the Exchange Act

We respectfully request that, after the Holding Company Merger, HoldingCo Common Stock shall be deemed to be registered under Section 12(b) of the Exchange Act as was the Company Common Stock and the rights attached to HoldingCo Common Stock shall be deemed to be registered under Section 12(g) of the Exchange Act as were the Stock Purchase Rights.

Rule 12g-3(a) under the Exchange Act states that "[w]here in connection with a succession by merger, consolidation, exchange of securities, acquisition of assets or otherwise, securities of an issuer that are not already registered pursuant to Section 12 of the [Exchange] Act, are issued to the holders of any class of securities of another issuer that is registered pursuant to either Section 12(b) or 12(g) of the [Exchange] Act, the class of securities so issued shall be deemed to be registered under the same paragraph of Section 12 of the [Exchange] Act ..." Rule 12b-2 under the Exchange Act defines "succession" as the "direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer." In our opinion the Holding Company Merger constitutes a "succession" for the purposes of Rule 12g-3(a), and upon conversion of the Company's Common Stock in the Holding Company Merger, HoldingCo Common Stock will be deemed to be registered under Section 12(b) of the Exchange Act and the rights attached to HoldingCo Common Stock will be deemed to be registered under Section 12(g) of the Exchange Act. We note that the Division granted relief with respect to Rule 12g-3(a) in similar situations. See the Northwest Airlines Corporation and Halliburton Company no-action letters. The Company and HoldingCo will report the Holding Company Merger and HoldingCo's succession pursuant to the transaction on Form 8-K, which will disclose that the HoldingCo Common Stock is deemed to be registered under Section 12(b) of the Exchange Act and the rights attached to HoldingCo Common Stock are deemed to be registered under Section 12(g) of the Exchange Act.

Furthermore, based on our opinion that HoldingCo will be the successor of the Company for the purposes of registration under Section 12(b) of the Exchange Act, we are of the opinion that the Company's status as a large accelerated filer under Rule 12b-2 of the Exchange Act and its history of filing annual reports pursuant to Section 13(a) or 15(d) under the Exchange Act will be carried over to HoldingCo, making HoldingCo a large accelerated filer for purposes of Rule 12b-2 of the Exchange Act. We noet that the Division allowed for a holding company to succeed in the status of large accelerated filer of its predecessor company in the Matria Healthcare, Inc. no-action letter and the Equitable Resources, Inc. no-action letter.

In light of the foregoing discussion, we respectfully ask for your concurrence with our conclusions as stated above. If for any reason you do not agree with our conclusions, we would gratefully appreciate the opportunity to discuss by telephone any questions or comments members of the Division may have regarding our requests contained herein, prior to any written response to

CONFIDENTIAL TREATMENT REQUESTED BY INTERDIGITAL COMMUNICATIONS CORPORATION UNDER RULE 81(b), 17 C.F.R. 200.81(b) (2003).

this letter. Please contact me at 215-981-4773 or Barry M. Abelson at 215-981-4282 with your questions, comments or requests for additional information.

In accordance with SEC Release No. 33-6269, we have submitted seven copies of this letter in addition to this original.

Sincerely,



Robert A. Friedel

Enclosure

cc: Lawrence F. Shay, Chief Legal Officer and Governmental Affairs

CONFIDENTIAL TREATMENT REQUESTED BY INTERDIGITAL COMMUNICATIONS CORPORATION UNDER RULE 81(b), 17 C.F.R. 200.81(b) (2003).

Exhibit A

Currently Effective Registration Statements

Registration Statements on Form S-3

File No. 033-60711	File No. 333-02345	File No. 333-85692

Registration Statements on Form S-8

File No. 333-94553	File No. 033-32888	File No. 033-43253	File No. 033-44689	File No. 033-47388
File No. 033-53388	File No. 033-53660	File No. 033-88248	File No. 033-89920	File No. 033-89922
File No. 333-63276	File No. 033-61021	File No. 333-96781	File No. 333-85560	File No. 333-56412
File No. 333-66626				

CONFIDENTIAL TREATMENT REQUESTED BY INTERDIGITAL COMMUNICATIONS CORPORATION UNDER RULE 81(b), 17 C.F.R. 200.81(b)(2003).

Pepper Hamilton LLP
Attorneys at Law

3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
215.981.4000
Fax 215.981.4750

May 23, 2007

InterDigital Communications Corporation
781 Third Avenue
King of Prussia, PA 19406

Re: InterDigital Communications Corporation. – Holding Company Reorganization

Ladies and Gentlemen:

You have requested our opinion in connection with a proposed reorganization of the corporate structure of InterDigital Communications Corporation, a Pennsylvania corporation (the "***Opco***") to create a new holding company. To effect the Reorganization (as defined below), the Company will create a new first-tier subsidiary corporation (***the "Company"***), which in turn will create a new direct subsidiary corporation ("***Merger Sub***"). Each subsidiary will be incorporated in Pennsylvania and will be wholly-owned, directly or indirectly, by the Company. The holding company organizational structure will be implemented by the merger (the "***Merger***") of Merger Sub with and into Opco, as a result of which Opco will become a direct wholly-owned subsidiary of the Company. As more particularly provided in the Plan of Reorganization attached hereto as Exhibit A (the "***Plan of Reorganization***"), in connection with the Merger, the outstanding shares of Opco will be converted into shares of the Company. As a result, the current public shareholders of Opco will become shareholders of the Company, and Opco, as the surviving corporation of the Holding Company Merger, will be a wholly-owned subsidiary of the Company. The Holding Company Merger will be effected pursuant to Section 1924(b)(4) of the Pennsylvania Business Corporation Law of 1988, as amended (the "***PBCL***").

Following the Holding Company Merger, Opco will first be converted from a Pennsylvania corporation into a Delaware corporation, then into a Delaware limited liability company, and finally into a Pennsylvania limited liability company (the "***LLC Conversion***"), pursuant to and in accordance with applicable statutory provisions under the PBCL and the Delaware General Corporation Law. As a result of these steps, all as more particularly provided for in the Plan of Reorganization, Opco will become a wholly-owned Pennsylvania limited liability company subsidiary of the Company.

Pepper Hamilton LLP

Following the LLC Conversion, the outstanding stock of certain subsidiaries of Opco will be distributed to the Company so as to be repositioned in the corporate structure from indirect wholly-owned subsidiaries of the Company to direct wholly-owned subsidiaries of the Company (the "***Subsidiary Repositioning***").

As used herein, the term "***Reorganization***" shall mean the series of transactions represented by the Merger, the LLC Conversion and the Subsidiary Repositioning.

In connection with this opinion, we have examined: (i) the Plan of Reorganization; (ii) Opco's certificate of incorporation as in effect immediately prior to the Holding Company Merger; (iii) the Company's certificate of incorporation that will be in effect immediately following the Holding Company Merger; (iv) the bylaws of Opco in effect immediately prior to the Holding Company Merger; and (v) the bylaws of the Company that will be in effect immediately following to the Holding Company Merger, and any other documents referred to in any of the foregoing. We also have examined originals, or copies reproduced or certified to our satisfaction, of such corporate records of Opco and the Company as we have deemed necessary to form the basis for the opinions hereinafter expressed. We have also made such examination of laws, and of certificates of public officials, as we have deemed necessary to enable us to render this opinion.

Based on the foregoing, we are of the opinion that there is no requirement for the shareholders of Opco prior to the Merger to approve the Merger, the LLC Conversion, the Subsidiary Repositioning, or the Reorganization.

This opinion letter is delivered as of the date hereof and is based upon the facts, circumstances and law existing on the date hereof. We assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter occur whether the same are retroactively or prospectively applied.

This opinion is being delivered to each of you and solely for your respective benefit in connection with the Reorganization and may not be relied upon by any other person or for any other purposes, without our prior written consent.

Very truly yours,

Pepper Hamilton LLP

Pepper Hamilton LLP

1598

Exhibit A

Plan of Reorganization

CONFIDENTIAL TREATMENT REQUESTED BY INTERDIGITAL COMMUNICATIONS CORPORATION UNDER RULE 81(b), 17 C.F.R. 200.81(b)(2003).

PLAN OF REORGANIZATION

THIS PLAN OF REORGANIZATION (collectively with any exhibits and schedules attached hereto, the "*Plan*") is dated _______________, 2007 (the "*Effective Date*") and is entered into by and among InterDigital Communications Corporation, a Pennsylvania corporation, ("*IDCC*"), InterDigital, Inc., a Pennsylvania corporation, ("*HoldingCo*") and ID Merger Company, a Pennsylvania corporation, ("*Merger Sub*" and collectively with IDCC and HoldingCo, the "*Parties*").

BACKGROUND

IDCC, HoldingCo and Merger Sub have determined that it is in their respective best interests that IDCC should be reorganized (i) to create a "Holding Company" of IDCC, as such term is defined in Section 1924(b)(4) of the Pennsylvania Business Corporation Law of 1988, as amended (the "*PBCL*") through the merger (as defined in Section 1 below, the "*Merger*") of IDCC and Merger Sub whereby IDCC shall be the surviving corporation and (ii) after IDCC is reorganized into a Holding Company structure, to convert IDCC (which will then be the "*Surviving Company*") from a Pennsylvania corporation to a Pennsylvania limited liability company to be called InterDigital Communications, LLC through three steps, the first step being a conversion of Surviving Company from a Pennsylvania corporation into a Delaware corporation, the second being a conversion of Surviving Company from a Delaware corporation into a Delaware limited liability company and the third being a conversion of Surviving Company from a Delaware limited liability company into a Pennsylvania limited liability company, all as more particularly provided for herein. Collectively, all of the actions described above shall be referred to herein as the "*Reorganization.*"

TERMS

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and intending to be legally bound hereby, the parties agree as follows:

1. Merger of Merger Sub with and Into IDCC. At the Effective Time, Merger Sub shall merge with and into IDCC (the "*Merger*") in accordance with the Agreement and Plan of Merger (the "*Merger Agreement*") of even date herewith executed by the parties hereto and attached as Exhibit A. The terms and conditions of the Merger Agreement are incorporated herein by reference.

2. Conversion to a Delaware Corporation.

2.1. After the consummation of the Merger and subject to, and following the receipt of, the shareholder approval to be sought pursuant to Section 9.2 hereof, in accordance with the provisions of Section 1980 of the PBCL and Section 265 of the Delaware General Corporation Law (the "*DGCL*"), Surviving Company shall be converted from a Pennsylvania corporation into a Delaware corporation (the "*Corporate Conversion*").

2.2. In accordance with Section 265(f) of the DGCL, IDCC shall be deemed to be the same entity as a Delaware corporation as it was as a Pennsylvania corporation and all rights, privileges, powers, property (real, personal or mixed), debts due and all other things and causes of action belonging to IDCC prior to the Corporate Conversion shall remain vested in IDCC following the Corporate Conversion and, without any transfer or other action on the part of IDCC, shall be the rights, privileges, powers, property (real, personal or mixed), debts due and all other things and causes of action of IDCC following the Corporate Conversion.

2.3. As part of the Corporate Conversion, the Articles of Incorporation of IDCC will, without the need for any action on the part of any person, be automatically replaced with the Certificate of Incorporation to be filed in Delaware pursuant to Section 7.2 hereof. The By-laws of IDCC will remain unchanged as a result of the Corporate Conversion.

3. <u>Conversion to a Delaware LLC.</u>

3.1. After the consummation of the Corporate Conversion and subject to, and, following the receipt of, the shareholder approval to be sought pursuant to Section 9.3 hereof, in accordance with the provisions of Section 266 of the DGCL and Section 18-214 of the Delaware Limited Liability Company Act (the "*LLC Act*"), IDCC will be converted from a Delaware corporation into InterDigital Communications, LLC ("*DE LLC*"), a Delaware limited liability company (the "*DE LLC Conversion*").

3.2. In accordance with Section 18-214(f) of the LLC Act, DE LLC shall be deemed to be the same entity as a limited liability company as IDCC was as a corporation and all rights, privileges, powers, property (real, personal or mixed), debts due and all other things and causes of action belonging to IDCC prior to the DE LLC Conversion shall be and remain vested in DE LLC following the DE LLC Conversion and, without any transfer or other action on the part of IDCC or DE LLC, shall be the rights, privileges, powers, property (real, personal or mixed), debts due and all other things and causes of action of DE LLC following the DE LLC Conversion.

3.3. The name of DE LLC following the DE LLC Conversion shall be InterDigital Communications, LLC.

3.4. As part of the DE LLC Conversion, (i) the Certificate of Incorporation of Surviving Company will be replaced with a Certificate of Formation of DE LLC filed in Delaware pursuant to Section 7.3 hereof and (ii) the By-laws of Surviving Company will be replaced with an operating agreement of DE LLC.

4. <u>Conversion to a Pennsylvania LLC.</u>

4.1. After the consummation of the DE LLC Conversion and subject to, and following the receipt of, the shareholder approval to be sought pursuant to Section 9.4 hereof, in accordance with the provisions of Section 8982 of the Pennsylvania Limited Liability Company Law of 1994 (the "*LLC Law*") and Section 18-216 of the LLC Act, IDCLLC will be converted from a Delaware limited liability company into InterDigital Communications, LLC ("*IDCLLC*"), a Pennsylvania limited liability company (the "*PA LLC Conversion*").

4.2. In accordance with Section 8982(c) of the LLC Law, IDCLLC shall be deemed to be the same entity as a Pennsylvania limited liability company as it was as a Delaware limited liability company and all rights, privileges, powers, property (real, personal or mixed), debts due and all other things and causes of action belonging to IDCLLC prior to the PA LLC Conversion shall be and remain vested in IDCLLC following the PA LLC Conversion and, without any transfer or other action on the part of IDCLLC, shall be the rights, privileges, powers, property (real, personal or mixed), debts due and all other things and causes of action of IDCLLC following the PA LLC Conversion.

4.3. The name of IDCLLC following the PA LLC Conversion shall remain InterDigital Communications, LLC.

4.4. As part of the PA LLC Conversion, the Certificate of Formation of IDCLLC filed in Delaware will be replaced with a Certificate of Domestication of IDCLLC filed in Pennsylvania pursuant to Section 7.4 hereof. The operating agreement of IDCLLC shall be amended to reflect that IDCLLC is a Pennsylvania limited liability company.

5. Ownership Interests. Shares of IDCC Common Stock, Holding Company Common Stock and Merger Sub Common Stock issued and outstanding immediately prior to the Merger will be handled in accordance with the Merger Agreement. The Corporate Conversion will have no impact on the capital structure of Surviving Company or HoldingCo. Each issued and outstanding share of common stock of Surviving Company immediately prior to the DE LLC Conversion will, by virtue of the DE LLC Conversion and without any action on the part of the holder thereof, be converted into a membership interest of DE LLC. Each issued and outstanding membership interest of DE LLC immediately prior to the PA LLC Conversion shall be unaffected by the PA LLC Conversion.

6. Tax Treatment. The Reorganization shall constitute a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code.

7. Filing and Effective Time.

7.1. *Merger.* If this Plan has not been terminated pursuant to Section 8 hereof, after this Plan has been duly approved in the manner required by law, appropriate Articles of Merger shall be filed by IDCC and Merger Sub in Pennsylvania pursuant to and in accordance with Section 1927 of the PBCL. The Merger shall be effective (the "***Effective Time***") at 4:15 p.m. New York City Time on ___________, 2007.

7.2. *Corporate Conversion.* Subject to, and following the receipt of, the shareholder approval to be sought pursuant to Section 9.2 hereof and if this Plan has not been terminated pursuant to Section 8 hereof, a Certificate of Conversion and a Certificate of Incorporation, substantially in the forms attached hereto as Exhibit C, shall be filed by IDCC in Delaware pursuant to and in accordance with Section 265 of the DGCL. After the filing of the Certificate of Conversion and Certificate of Incorporation, IDCC may file Articles of Dissolution in Pennsylvania pursuant to Section 1980 of the PBCL.

7.3. *DE LLC Conversion.* Subject to, and following the receipt of, the stockholder approval to be sought pursuant to Section 9.3 hereof and if this Plan has not been terminated pursuant to Section 8 hereof, a Certificate of Conversion shall be filed by IDCC in Delaware pursuant to and in accordance with Section 266 of the DGCL and Section 18-214 of the LLC

Act, together with a Certificate of Formation pursuant to and in accordance with Section 18-214 of the LLC Act, substantially in the forms attached hereto as Exhibit D.

7.4. *PA LLC Conversion.* Subject to, and following the receipt of, the member approval to be sought pursuant to Section 9.4 hereof and if this Plan has not been terminated pursuant to Section 8 hereof, (i) a Certificate of Domestication shall be filed by DE LLC in Pennsylvania pursuant to and in accordance with Section 8982 of the LLC Law and (ii) a Certificate of Conversion filed by DE LLC in Delaware pursuant to and in accordance with Section 18-216 of the LLC Act, substantially in the forms attached hereto as Exhibit E.

8. Termination. This Plan may be terminated and the Merger abandoned by the Board of Directors of each of IDCC, HoldingCo and Merger Sub at any time prior to the Effective Time.

9. Adoption and Approval.

9.1. *Board Approval.* The Plan was adopted and approved by the Board of Directors of IDCC on _______________, 2007, by written consent of the Board of Directors of HoldingCo dated _______________, 2007 and by written consent of the Board of Directors of Merger Sub dated _______________, 2007.

9.2. *Shareholder Approval.* Pursuant to Section 1924(b)(4) of the PBCL, the Merger was not required to be, and was not, approved by the shareholders of IDCC or Merger Sub. Immediately following the consummation of the Merger and immediately prior to the commencement of the Corporate Conversion, shareholder approval of the Corporate Conversion will be sought from HoldingCo, which will at that time be the sole shareholder of IDCC.

9.3. *Stockholder Approval.* Immediately following the consummation of the Corporate Conversion and immediately prior to the commencement of the LLC Conversion, stockholder approval of the LLC Conversion will be sought from HoldingCo, which will at that time be the sole stockholder of IDCC.

9.4. *Member Approval.* Immediately following the consummation of the DE LLC Conversion and immediately prior to the commencement of the PA LLC Conversion, member approval of the PA LLC Conversion will be sought from HoldingCo, which will at that time be the sole member of DE LLC.

[signature page follows]

The authorized representatives of each of the Parties have executed this Plan as of the Effective Date.

INTERDIGITAL COMMUNICATIONS CORPORATION

By: ______________________________
Name:
Title:

INTERDIGITAL, INC.

By: ______________________________
Name:
Title:

ID MERGER COMPANY

By: ______________________________
Name:
Title:

EXHIBIT A TO PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (collectively with any exhibits and schedules attached hereto, the "***Plan***") is dated _____________, 2007 (the "***Effective Date***") and is entered into by and among InterDigital Communications Corporation, a Pennsylvania corporation, ("***IDCC***" and, after the Effective Time (defined below), the "***Surviving Corporation***")), InterDigital, Inc., a Pennsylvania corporation, ("***HoldingCo***") and ID Merger Company, a Pennsylvania corporation, ("***Merger Sub***" and, collectively with IDCC and HoldingCo, the "***Parties***").

BACKGROUND

IDCC's authorized capital stock consists of (i) 100,000,000 shares of common stock, par value $0.01 per share ("***IDCC Common Stock***"), of which, _____________ shares are issued and outstanding and _____________ shares are held in treasury as of the Effective Date, and (ii) 14,398,000 shares of preferred stock, par value $0.10, none of which is currently issued and outstanding ("***IDCC Preferred Stock***").

Each share of IDCC Common Stock also includes a right to purchase ("***IDCC Purchase Right***") one share of IDCC Preferred Stock pursuant to the Amended and Restated Rights Agreement by and between IDCC and American Stock Transfer and Trust Co. ("***AST***") dated December 15, 2006 (the "***IDCC Rights Plan***").

HoldingCo's authorized capital stock consists of (i) 100,000,000 shares of common stock, par value $0.01 per share ("***HoldingCo Common Stock***"), of which 1 share is issued and outstanding and no shares are held in treasury as of the Effective Date, (ii) 14,398,000 shares of preferred stock, par value $0.10, none of which is currently outstanding ("***HoldingCo Preferred Stock***"). IDCC owns all of the issued and outstanding HoldingCo Common Stock.

Each share of HoldingCo Common Stock also includes a right to purchase ("***HoldingCo Purchase Right***") one share of HoldingCo Preferred Stock pursuant to the Rights Agreement by and between IDCC and AST dated _____________ (the "***HoldingCo Rights Plan***"), which has been entered into in order to evidence HoldingCo's status as successor to IDCC under the IDCC Rights Plan.

The designations, rights and preferences, and the qualifications, limitations and restrictions thereof, of the HoldingCo Preferred Stock and the HoldingCo Common Stock are the same as those of the IDCC Preferred Stock and the IDCC Common Stock, respectively.

The Articles of Incorporation and the By-laws of HoldingCo immediately after the Effective Time will contain provisions identical to the Articles of Incorporation and By-laws of IDCC immediately before the Effective Time.

Merger Sub's authorized capital stock consists of 100 shares of common stock, par value $.01 per share ("*Merger Sub Common Stock*"), of which 1 share is currently issued and outstanding and no shares are held in treasury. HoldingCo owns all of the issued and outstanding Merger Sub Common Stock.

IDCC, HoldingCo and Merger Sub have determined that it is in their respective best interests that IDCC and Merger Sub should merge, IDCC shall be the surviving corporation and HoldingCo shall be a "holding company" of IDCC, as such term is defined in Section 1924(b)(4) of the Pennsylvania Business Corporation Law of 1988, as amended (the "*PBCL*").

Pursuant to authority granted by the Board of Directors of IDCC, IDCC will, immediately prior to the Effective Time, contribute to the capital of HoldingCo all of the shares of IDCC Common Stock then held by IDCC in its treasury.

TERMS

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and intending to be legally bound hereby, the parties agree as follows:

1. Merger of Merger Sub with and Into IDCC. At the Effective Time, Merger Sub shall merge with and into IDCC (the "*Merger*") in accordance with Subchapter C of Chapter 19 of the PBCL, and the separate existence of Merger Sub shall cease. IDCC shall be the surviving corporation and assume all of the rights, privileges, assets and liabilities of Merger Sub.

2. Effect of the Merger. The effect of the Merger shall be as provided in Section 1929 of the PBCL. As a result of the Merger, by operation of law and without further act or deed, at the Effective Time, all property, rights, interests and other assets of Merger Sub shall be transferred to and vested in the Surviving Corporation, and the Surviving Corporation shall assume all of the liabilities and obligations of Merger Sub.

3. Effect on Capital Stock and Related Purchase Rights. At the Effective Time:

3.1. Each then issued and outstanding share of HoldingCo Common Stock (together with the associated HoldingCo Purchase Rights) held by IDCC will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled without conversion or issuance of any shares of stock of the Surviving Corporation with respect thereto.

3.2. Each then issued and outstanding share or fraction of a share, (including those shares formerly held in treasury by IDCC and contributed to HoldingCo prior to the Merger), of IDCC Common Stock will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a share or equal fraction of a share of HoldingCo Common Stock, which shall have the same designations, rights, powers and preferences and the same qualifications, limitations and restrictions as a share of IDCC Common Stock immediately prior to the Effective Time.

3.3. Each share or fraction of HoldingCo Common Stock issued upon conversion of IDCC Common Stock pursuant to Section 3.2 will have attached a HoldingCo Purchase Right or equal fraction of a HoldingCo Purchase Right, by virtue of HoldingCo's status as successor to IDCC under the IDCC Rights Plan.

3.4. Each then issued and outstanding share of Merger Sub Common Stock will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into a share of common stock of the Surviving Corporation.

4. Certificates. At the Effective Time, each outstanding certificate that, immediately prior to the Effective Time, evidenced IDCC Common Stock shall be deemed and treated for all corporate purposes to evidence the ownership of the number of shares of HoldingCo Common Stock (including associated HoldingCo Purchase Rights) into which such shares of IDCC Common Stock were converted pursuant to Section 3.2 of this Plan. In addition, immediately after the Effective Time, each such certificate shall also evidence a number of HoldingCo Purchase Rights equal to the number of IDCC Purchase Rights evidenced thereby immediately prior to the Effective Time of the Merger.

5. Corporate Governance. The Articles of Incorporation and By-laws of IDCC, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and By-laws of the Surviving Corporation. The officers and directors of IDCC immediately prior to the Effective Time shall be the officers and directors of the Surviving Corporation.

6. Filing and Effective Time. If this Plan has not been terminated pursuant to Section 7 hereof, after this Plan has been duly approved in the manner required by law, appropriate Articles of Merger shall be filed by IDCC and Merger Sub pursuant to and in accordance with Section 1927 of the PBCL. The Merger shall be effective (the "*Effective Time*") at 4:15 p.m. New York City Time on April 2, 2007.

7. Termination. This Plan may be terminated and the Merger abandoned by the Board of Directors of each of IDCC, HoldingCo and Merger Sub at any time prior to the Effective Time.

8. Adoption and Approval. The Plan was adopted and approved by the Board of Directors of IDCC on March 18, 2007, by written consent of the Board of Directors of HoldingCo dated March ___, 2007 and by written consent of the Board of Directors of Merger Sub dated March ___, 2007. Pursuant to Section 1924(b)(4) of the PBCL, the Plan was not required to be, and was not, approved by the shareholders of IDCC or Merger Sub.

[signature page follows]

The authorized representatives of each of the Parties have executed this Plan as of the Effective Date.

INTERDIGITAL COMMUNICATIONS CORPORATION

By: ______________________________
Name: William J. Merritt
Title: President and Chief Executive Officer

INTERDIGITAL, INC.

By: ______________________________
Name: William J. Merritt
Title: President and Chief Executive Officer

ID MERGER COMPANY

By: ______________________________
Name: William J. Merritt
Title: President

CONFIDENTIAL TREATMENT REQUESTED BY INTERDIGITAL COMMUNICATIONS CORPORATION UNDER RULE 81(b), 17 C.F.R. 200.81(b)(2003).

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1. The jurisdiction where the Non-Delaware Corporation first formed is: Pennsylvania

2. The jurisdiction immediately prior to filing this Certificate is: Pennsylvania

3. The date the Non-Delaware Corporation first formed is: August 30, 1972

4. The name of the Non-Delaware Corporation immediately prior to filing this Certificate is: InterDigital Communications Corporation

5. The name of the Corporation as set forth in the Certificate of Incorporation is: InterDigital Communications Corporation

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation has executed this Certificate on this 3rd day of April, 2007.

By: ______________________________
Name:
Title:

CERTIFICATE OF CONVERSION FROM A CORPORATION TO A LIMITED LIABILITY COMPANY PURSUANT TO SECTION 266 OF THE DELAWARE GENERAL CORPORATION LAW AND SECTION 18-214 OF THE DELAWARE LIMITED LIABILITY COMPANY ACT

1. The name of the corporation immediately prior to filing this Certificate of Conversion is InterDigital Communications Corporation.

2. The original Certificate of Incorporation for InterDigital Communications Corporation was filed on April 3, 2007 with the Office of the Secretary of State of Delaware.

3. The name of the limited liability company as set forth in the Certificate of Formation is InterDigital Communications, LLC.

4. The conversion has been approved in accordance with the provisions of Section 266 of the Delaware General Corporation Law and Section 18-214 of the Delaware Limited Liability Company Act.

IN WITNESS WHEREOF, the undersigned have duly executed this Certificate of Conversion this 3rd day of April, 2007.

INTERDIGITAL COMMUNICATIONS CORPORATION

By: ______________________________
Name:
Title:

INTERDIGITAL COMMUNICATIONS, LLC

By: ______________________________
Name:
Authorized Person

EXHIBIT D TO PLAN OF REORGANIZATION

PENNSYLVANIA DEPARTMENT OF STATE
CORPORATION BUREAU

Certificate of Domestication-Foreign
(15 Pa.C.S.)

Entity Number

____ Limited Partnership (§ 8590)
_X_ Limited Liability Company (§ 8982)

Name
Address
City State Zip Code

Document will be returned to the name and address you enter to the left. ⇐

Fee: $125

Filed in the Department of State on ____________

Secretary of the Commonwealth

In compliance with the requirements of the applicable provisions (relating to domestication of foreign limited partnership/limited liability company), the undersigned, desiring to become a domestic limited partnership/limited liability company, hereby states that:

1. The name of the limited partnership/limited liability company is:

InterDigital Communications, LLC

2. The (a) address of its initial registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is (the Department is hereby authorized to correct the following information to conform to the records of the Department):

(a) Number and street	City	State	Zip	County
781 Third Avenue	King of Prussia	PA	19406-1409	Montgomery

(b) Name of Commercial Registered Office Provider — County
c/o:

3. *Check one of the following:*

____ *Limited Partnership:* Upon domestication, the limited partnership will be subject to the domestic limited partnership provisions of the Pennsylvania Revised Uniform Limited Partnership Act.

_X_ *Limited Liability Company:* Upon domestication, the limited liability company will be subject to the domestic limited liability company provisions of the Pennsylvania Limited Liability Company ...

DSCB:15-8590/8982-2

4. *Strike out if inapplicable; otherwise check and, if applicable, complete, one or more of the following:*

____ The purpose or purposes for which the limited partnership/limited liability company to be domesticated in the Commonwealth of Pennsylvania are:

____ The purposes for which the limited partnership/limited liability company is to be domesticated in the Commonwealth of Pennsylvania include unlimited power to engage in and to do any lawful act concerning any and all lawful business for which limited partnerships/limited liability companies may be organized under the Pennsylvania Revised Uniform Limited Partnership Act/Pennsylvania Limited Liability Company Law of 1994.

_X_ The purposes for which the limited partnership/limited liability company is to be domesticated in the Commonwealth of Pennsylvania consists of unlimited power to engage in and to do any lawful act concerning any and all lawful business for which limited partnerships/limited liability companies may be organized under the Pennsylvania Revised Uniform Limited Partnership Act/Pennsylvania Limited Liability Company Law of 1994.

5. The filing of this Certificate of Domestication and, if desired, the renunciation of the original certificate of limited partnership/organization has been authorized by a majority vote of the votes cast by all partners/members entitled to vote thereon and, if any class of partners/members is entitled to vote thereon as a class, a majority of the votes cast in each class vote, or by any greater vote required by its certificate or other organic document.

6. *Strike out if inapplicable:*
~~This Certificate of Domestication includes the additional provisions set forth in full in Exhibit A attached hereto and made a part hereof.~~

IN TESTIMONY WHEREOF, the undersigned has caused this Certificate of Domestication to be executed this

_____ day of ________, 2007 .

InterDigital Communications, LLC
Name of Limited Partnership/Limited Liability Company

____
Signature

____
Title

END